UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024 (Report No. 2)

Commission File Number: 001-41916

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Silynxcom Ltd.

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19 Yad Ha-Harutzim St.,
Netanya, 4250519
Israel
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

CONTENTS

Attached hereto and incorporated herein is Silynxcom Ltd.’s (the “Registrant”) Notice of Special General Meeting of Shareholders, Proxy Statement and Form of Proxy Card for the Special General Meeting of Shareholders to be held on Thursday, March 21, 2024 (the “Meeting”).

Only shareholders of record who hold ordinary shares, no par value per share, of the Registrant at the close of business on February 22, 2024, will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Notice of Meeting for the Special General Meeting of Shareholders
99.2	Proxy Statement for the Special General Meeting of Shareholders
99.3	Form of Proxy Card for the Special General Meeting of Shareholders

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILYNXCOM LTD.
Date: February 15, 2024	By:	/s/ Nir Klein
	Name:	Nir Klein
	Title:	Chief Executive Officer